SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	March	2014
Commission File Number	000-13727

Pan American Silver Corp.
(Translation of registrant’s name into English)
1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	News release dated March 26, 2014 – Pan American Silver announces filing of audited 2013 annual financial statements

Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES FILING
OF AUDITED 2013 ANNUAL FINANCIAL STATEMENTS

Vancouver, B.C. – March 26, 2014 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the “Company”) has filed with the applicable Canadian securities regulatory authorities on SEDAR its 2013 audited annual financial statements and management’s discussion and analysis in relation thereto (the “Statements”).  The Company will also file the Statements with the United States Securities and Exchange Commission (“SEC”) on EDGAR.

The Company plans to file its 2013 Annual Information Form (“AIF”) on or before March 31, 2014 with the applicable Canadian securities regulatory authorities on SEDAR and will file the AIF by way of Form 40-F with the SEC.

The Statements are available on the Company’s website at www.panamericansilver.com.

About Pan American Silver

Pan American Silver’s mission is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in the USA, Mexico, Peru and Argentina.

Information Contact

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
ir@panamericansilver.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.
(Registrant)
Date:	March 27, 2014	By:	/s/ Delaney Fisher
Name: Delaney Fisher Title: Corporate Secretary